Exhibit 99.1

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Results of 2022 Annual Meeting of Shareholders

The Company to Reconvene the 2022 Annual Meeting on January 5, 2023 for Shareholders to Act on

One Outstanding Proposal

LONDON, December 7, 2022 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”) today announced the election of two Term II Directors at the Company’s 2022 Annual Meeting of Shareholders (the “Annual Meeting”), held today in Athens, Greece. The Directors, Michael Chalkias and George Giouroukos, were each re-elected to serve until the Company’s 2025 Annual Meeting of Shareholders and until such time as his successor has been duly elected and qualified.

Additionally, the appointment of PricewaterhouseCoopers S.A. as the Company’s independent public accounting firm for the fiscal year ending December 31, 2022 was ratified.

Finally, the Company adjourned the Annual Meeting without taking action on the proposal to approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of shareholders of the Company of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings (“Proposal Three”). The decision to adjourn the Annual Meeting solely with respect to Proposal Three was made to provide additional time for shareholders to vote on this proposal, which as of December 7, 2022, did not achieve the requisite affirmative vote of the holders of at least a majority of the Class A common shares outstanding. The adjourned Annual Meeting will reconvene on January 5, 2023 at 8:00 p.m. local time, at 3-5 Menandrou Str., 14561 Kifisia, Athens, Greece.

The Company encourages all shareholders to read the proxy statement dated October 25, 2022, including any amendments and supplements thereto, and to submit a proxy indicating their vote on Proposal Three prior to the reconvened Annual Meeting. The record date for shareholders entitled to vote remains October 17, 2022. Shareholders who require proxy materials are encouraged to contact Morrow Sodali, the Company’s proxy solicitor, at (800) 662-5200 or by e-mail at GSL@investor.morrowsodali.com. Valid proxies submitted by the Company’s shareholders prior to the original Annual Meeting will continue to be valid for purposes of the reconvened Annual Meeting.

This communication is not a solicitation of a proxy from any shareholder. However, the Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies for the Annual Meeting. The notice of the Annual Meeting, proxy statement, and certain other materials (the “Proxy Materials”) were furnished to all shareholders of record on or about October 25, 2022, and additionally were furnished to the U.S. Securities and Exchange Commission (the “Commission”) and available on the Commission’s website at www.sec.gov. Shareholders of the Company and other interested persons are advised to read the Company’s Proxy Materials, including any amendments and supplements thereto, because they contain, or will contain, important information about the Annual Meeting and the solicitation of proxies.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at November 8, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed, up to November 8, 2022, the average remaining term of the Company’s charters as at September 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.23 billion. Contracted revenue was $2.65 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.7 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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